Filed by Apex Technology Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Apex Technology Acquisition Corporation

Commission File No. 001-39048

EXPLANATORY NOTE

On June 12, 2021, Jeff Epstein, Co-CEO of Apex Technology Acquisition Corporation, appeared in a pre-recorded interview on David Delahunty’s YouTube channel. The following is a transcript of that interview.

***

David

What’s going on, everyone? Welcome back to the channel and to another video.

So today I’m joined with Jeff Epstein, the current Co-CEO and CFO of Apex Technologies Acquisition Corporation, ticker symbol APXT, which is in the process of merging with AvePoint, one of the largest Microsoft 365 data management solutions providers.

So Jeff, I just want to thank you for joining me today.

Jeff

David. Great to see you. Thank you for being here. Thank you for inviting me.

David

No problem. So, to get into the interview a little bit, into the conversation, would you mind just kind of sharing with the audience a little bit about yourself? Who you are, what your background is leading up to your current leadership role at Apex Technologies Acquisition Corporation, and then also what’s your expected role going to look like once this merger does go through with AvePoint?

Jeff

I spent my career as a chief financial officer of technology companies. I was the CFO of Oracle, the very large enterprise software company with over $150 billion in market value. And in the last 10 years I’ve been an investor with Bessemer Venture Partners, where I’m an operating partner and I serve on the boards of Twilio and Okta, where I’m the lead independent director of Twilio. So a lot of experience in enterprise software.

My partner, Brad Koenig, was the head of Goldman Sachs’ global technology team, so he and I are experts in technology. And with Apex, we’ve been looking for a very high quality cloud software company to merge with.

David

Got it, and I know that you have a solid track history as well from some of the recent interviews that I’ve seen with you. When you did join Bookings Holdings, the market value of that company was around $1 billion, correct me if I’m wrong, and then when you left after, I think you were there for around 16 years, the market value of that company was around $80 billion and it’s even more today. So. And I think it was very similar as well with Twilio.

So can you kind of talk about that briefly, and then also your plans on possibly doing the same thing once you join the board with AvePoint?

Jeff

Well, I invest my time in addition to my money and I want to join rocket ships. So I was lucky enough to join Booking years ago when it was Priceline, and we made a number of acquisitions. We acquired Active Hotels and Booking.com and built it into the largest travel company in the world, an incredible experience, terrific company. Twilio also is a leading software for communications company, and now just last week I joined the board of Okta, which is another very exciting company in the identity management world.

And I see AvePoint as very similar in a number of ways. T.J. Jiang, the CEO of AvePoint, is an engineer. He’s a Ph.D. in data science, and the best technology companies, I have found, have founder CEOs who are still running the companies who are technical, who understand the products, understand the opportunity, and have built tremendous relationships with customers because they have been able to solve their problems.

David

So, so right now you’re the Co-CEO and you’re the CFO at Apex Technology Acquisition Corporation, which is a SPAC company. A special purpose acquisition company, or essentially a blank check company.

So can you kind of briefly explain to the viewers a little bit about what AvePoint is, the services that this company provides, and also the industry that they’re in? Just a high level view, because like I said before, you know with a SPAC company, their sole purpose is to raise capital and to acquire existing private companies.

So can you just explain a little bit more about exactly what AvePoint is to the viewers that are watching this?

Jeff

Yes, AvePoint is a cloud software data management company. So it sells software to thousands of customers, focused on large companies. 25% of the Fortune 500 are already customers of ours, and we also have a growing mid-market presence. And now in the last year or two we’ve been focusing as well on small business. So each of these are increasing vectors for growth.

The company is 20 years old, still run by its founders. Founding team, who, as I said, are very technical, and they, we are also a global company, we’re in many markets around the world. We’re about 40% North America, and then equal the rest in Europe and Asia.

And we do, to answer the question about what we do, is if you are a big company and you use Microsoft Office, Microsoft 365, Microsoft Teams, and Microsoft has 280 million users around the world, so it’s, a lot of people around the world use Microsoft.

Microsoft comes with a basic level of data management and data governance, and if you need enhanced data management and data governance, then you need AvePoint.

So the core of our market are financial service companies, governments like the United States State Department is a customer for all their offices all over the world, health care companies, because if you don’t manage your data well, you’re going to be in trouble with cyber security.

Cyber security hacking is happening all the time and you might lose data and be in trouble, trouble with privacy because you get all these privacy regulations that you’re not, you can’t comply with. So more and more companies, privacy and cybersecurity are their top problems, and AvePoint software is a way to solve those problems through better data management in the Microsoft ecosystem.

David

Right, and I’m assuming that when you were looking for these different companies to possibly acquire when you, you know, formed this SPAC, you probably had some kind of specific criteria that you were looking for.

So can you briefly explain a little bit about the criteria that you were looking for when you were, you know, trying to buy these private companies? Specifically with AvePoint, what were you looking for?

Jeff

In AvePoint we were looking for a cloud software company with a great product, with a large number of referenceable customers, preferably large brand name customers like the United States State Department. Things like that. Terrific management team that was technical, that was also very good at go to market. And a big market. I mentioned Microsoft has 280 million users. We only have 7 million users, so we have a 3% market share and our plan is to, we’re growing over 30% a year, our plan is to get to a 10% market share, and if we can get a 10% market share of what will then be a bigger market, let’s say 500 million users, we can get to 50 million users. So grow from 7 million to 50 million users over the next number of years.

So we were looking for each of those and we met with over 100 companies. And AvePoint checked all the boxes. Check, check, check: product, market management, opportunity growth and profitability, AvePoint’s also profitable, so very excited about the opportunity.

David

So I definitely want to get into that a little bit later in this conversation, with your partnership with Microsoft, but it sounds like after what you were just saying, you were looking for a company that was one, growing fast, two, a company that was very, very profitable already, and then three, they had already a large market that they were a part of. Four, they had great technologies, and then five, they had a very good and experienced leadership team, because this company is, you know, they’re 20 years old already. So moving forward a little bit, what makes AvePoint in particular a little bit different than some of the other cloud software companies that are in this space right now?

Jeff

Well, we’re the leader in data management for the Microsoft Cloud ecosystem. So if you have data and you’re concerned about cyber security and privacy and you want to manage your data better, you can develop tools in house, which is expensive, time-consuming, and whenever things change, you have to have your own internal team do it. This is a much better, it’s a much more effective and efficient way of managing your data. So we’re still a relatively small company to Microsoft, and many companies don’t know who we are.

So the challenge for us is, how do we invest more in marketing to get our name out? How do we hire more salespeople, both in North America and around the world, so we can have developed relationships with large companies around the world, and the mid-market, and the small business, and then for existing customers we have over 20 products. How do we go back to them through a customer success, and say, look, you love product A. Let’s tell you now about product B and C and continue to cross-sell and upsell. So we have multiple vectors of growth.

David

Right. And just to touch on again what you previously just stated. So right now there’s about 250 million-plus daily active users on the Microsoft Cloud, and right now you guys have around a 3% market share of that. Which comes in around, you know, 7 to 7-and-a-half million daily active users. And you said that Microsoft was planning on growing that 280 million users to 500 million users in the future, and you will want to increase your market share from 3% to 10%, and 10% of 500 million is 50 million daily active users. So you’re essentially, by more than 5 X-ing your daily active users.

So can you explain how you plan on increasing this market share over the next couple of years, and then also, how long do you believe it’s going to take to get to that point when you have a 10% market share of, you know, that future daily active users that Microsoft has?

Jeff

Actually it’s active users, not daily active users, just to clarify that.

But we’re growing at 30% a year, and so when we’ve been doing that for some time, and so I think we can just continue at the current course, growing at that rate, which you could just do the math on how long it takes to go from 7 to 50 at 30% a year, would be a reasonable plan.

David

O.K.. So that makes me want to move on to the numbers a little bit more. So can you explain to us the revenue that we have been seen with AvePoint so far? Maybe the revenue expectations for 2021? The probability – are you guys profitable? And then also, do you guys have any debt? And then, can you just talk about that real quick?

Jeff

Yes David, we have forecast publicly that we’ll have $194 million of revenue this year. We had, a few months ago when we filed our documents with the SEC, we had forecast a lower number, we’ve already raised once. We forecast profitability of $8 million of earnings before interest, taxes. So we’re profitable, we’re cashflow positive, we have no debt. When the deal closes, we’ll have $250 million cash, which we won’t need it for our core business.

We’ll use the cash to make acquisitions. And I’ve talked about the organic growth, but acquisitions are going to be very important too. The company. Has not made acquisitions in the past. My partner, Brad Koenig, who’s going to be an advisor to the company, was the head of Goldman Sachs global technology team. He’s done over 100 acquisitions.

I spent my career as CFO doing acquisitions at Oracle and other places. And so Brad and I, I am going to join the Board of Directors, and Brad and I are going to be very helpful with AvePoint in adding acquisitions to the toolkit. Because there are quite a few companies that have $10, $20, $30, $50 million of revenue that are in related businesses.

We could acquire those businesses, take those products, sell those products through our sales force to our existing customers and dramatically accelerate the revenue of the companies we acquire. So we think we have an opportunity not only to grow organically at 30% a year, but then layer in acquisition growth on top of that, given the capital we’ll have as a public company.

David

Well, definitely nice to hear that from an investor standpoint. To know that you, and then also your partner, has a lot of experience in that category. Like you said, you worked at Oracle as a CFO and you were probably acquiring companies very, very often when you’re working there. So it’s definitely exciting that you’re probably going to be doing hopefully the same thing once this merger does go through.

So the next section of this conversation, I actually asked some of my subscribers what questions that they might have for you, and some of these questions are from my subscribers, and then also some of them are just questions that I personally had that I just want to add them in.

So I’m going to go through these one by one, but the first one that I wanted to talk about is, are there any other cloud companies in this space right now that have a partnership with Microsoft? And if so, what makes the partnership that you have with Microsoft a little bit different?

Jeff

Well, Microsoft has thousands, or tens of thousands, of partners. They, of all the big tech companies, they are the most partner friendly. They love selling through partners. What we do is, we sell AvePoint, every time someone buys AvePoint, they use more Microsoft Cloud. And so every time we make a sale, Microsoft makes more revenue and they want to help us do that.

And Microsoft strategy has gone from selling software to selling usage. They want people not only sign up for Microsoft, they want people to use the Microsoft Cloud, Microsoft Office, 365 and Microsoft Teams. So they pay their salespeople commissions when AvePoint sells more through an introduction from Microsoft. So very close relationship. Their product teams meet with our product teams all the time. We have a two-year visibility into what their roadmap’s going to be over the next two years.

There are other Microsoft partners like us who are actually much larger companies, but not competitive with us. Companies like DocuSign and others, that are great Microsoft partners. We’re the leading data management partner for Microsoft, it’s very important for us.

David

Got it. So it seems like when, it’s a very good partnership, because when Microsoft grows, you grow, and when you grow Microsoft grows as well. So the next question.

Jeff

Can I tell a story, David, about that? A friend of mine, when I, when we announced the deal, a friend of mine called me and said, you know, my son works as a salesman at Microsoft, maybe you should talk to him and check him out. And I said great, and I called him up. I’d never met him before, and I said look, I’m going to be the joining the board of AvePoint. What do you think about them?

And he said they are my number one partner. I’ve just sold three deals this quarter with AvePoint, and whenever anyone asks me about data management I just say, hey, there’s really no alternative. You have to use AvePoint. Just give them a call.

And often customers call him to, just as an endorsement. They’re not, the deals starts by the AvePoint salesperson, but they call the Microsoft salesperson and say, what do you think about AvePoint? And Microsoft says they’re great. You should go with them.

David

So the next, the next question that I have, and this was actually from one of my subscribers, and he asked, we’ve been promised many different merger date windows. I believe when I started covering the stock back in the later half of 2020, there was merger date windows expecting to close in like the first quarter of 2021.

So can you explain a little bit about why these might have constantly been changing? Then, also, how can we as investors feel confident that the next expected merger dates will actually close as scheduled?

Jeff

The bottleneck was the SEC. First of all, there were so many deals happening, the SEC was slow in reviewing documents. And secondly, the SEC changed the accounting rules where the warrant accounting had to change, and then for all SPACS what we have to do is go back, value the warrants as a liability. And so we had to hire an outside firm to do the valuation, and then we had to hire an auditor to re-audit and audit the work of the valuation. So that slowed things down by about two months for all SPACs. Once, now that that’s complete, and now the SEC has approved our S-4. We now have a date, so we’re through all the SEC review.

There’s no other delay. The date’s June 30th and I encourage anyone on this call who’s an Apex shareholder, please vote your shares, because a vote, if you simply, if you just don’t vote, it’s a vote against.

So if you have shares, you’ll get information with an 800 number, or you can go online and vote. So please vote your shares, and then the shareholder vote’s June 30th and the deal closes July 2nd.

David

Got it. So right now, just talking about the valuation of AvePoint. Do you believe that APXT and AvePoint stock, on a more price-per-share standpoint, do you think that they are valued, you know, reasonable compared to some of the other similar software companies or data software companies that are in the same space right now?

Jeff

Yes, David. The valuation, the best way to look at it is as a comparable company basis. So who were the other comparable cloud software companies who are growing 30% a year who are profitable? Who, and what are their values?

And one interesting comp is a company called Jamf, J A M F, which sells software into the Apple ecosystem the same way we sell software into the Microsoft ecosystem. And on that basis we’re trading at under 7 times, I think about 6.8 times next year’s revenue, 2022 revenue, and the comps are trading at 9 times or higher. So it looks like we’re 20 or 25% undervalued relative for comps compared to comparable growing companies.

And I think the reason for that is because of the SPAC structure. There are many people who look at Apex and they say, well, you know, Apex is a SPAC. It’s not a software company.

In a month we’re going to be a software company. So anyone who buys today is going to get AvePoint, and then in a month people are going to start buying AvePoint and it’ll trade, it’s likely to trade in line with comparable companies.

David

Right. I think that’s something that I’ve noticed as well, by just, you know, being on YouTube for a little bit, is that when people are investing in a company like Apex Technologies Acquisition Corporation, they know that it’s a SPAC company, but they’re just not sure if, if it’s going to close and that’s going to merge with the company that they’re expecting to merge, merge with, and how long it’s going to take.

But it really sounds like we’re actually very close to that merger date. Towards, you know, sometime in the beginning of next month, in July. So it’s just a time to really get into AvePoint technically before the merger actually does go through, which is super exciting.

Jeff

Yeah, in addition to that, the structure of SPACs is that you can get your $10 back if the deal doesn’t close. So if, I guess there’s some small possibility deal doesn’t close, but if, so, two years from the date we started, which would be later this year, every individual shareholder can get $10 back. So the stock, it’s hard to imagine how the stock can get much below $10. And obviously if AvePoint, before the closing, and then once the deal closes then you get AvePoint stock, and then you have the upside and the downside of AvePoint. But we think there’s a lot of upside.

David

So two more questions. First one is, do you, can you talk a little bit more about some of your main revenue channels in AvePoint right now? And then also, do you possibly see any other possible revenue sources in the future that we might not know about yet, that you guys might be working on?

Jeff

Well, the main revenue source is our enterprise sales, where we have quite a few salespeople all around the world, calling on medium and large customers. In a standard, well, well-known enterprise sales go-to-market model, and we have excellent trained people with very good return on sales metrics. The new channel for us is selling through partners to small businesses. So if you had, let’s say, 50 employees at your company, you probably don’t have a head of IT at your company. You probably have a managed service provider, an MSP, who takes care of all of your IT for you.

And then the MSP decides, oh we should use AvePoint. And so what we do is, we sell to the MSPs. The MSPs will just install AvePoint on their hundred customers, or their thousand customers. And we sell to the MSPs through app stores, through marketing, and that is growing over 100% a year for us. It’s a very fast growing channel for us.

David

And then the last question is, do you plan on offering similar data management solutions compatible with other possible big cloud providers such as Google, Amazon, Apple, things like that?

Or are you strictly just focusing on the Microsoft partnership, and developing that over the years?

Jeff

We already offer software that works in the Salesforce ecosystem, and Salesforce is acquiring Slack, and so our strategy is to go where our customers want us to go. So we ask our customers, what’s next on your road map, and if you want to expand beyond the Microsoft ecosystem, then we’ll absolutely support them in data management because that’s what our customers need.

Right now there’s so much white space in the Microsoft ecosystem that the value for every incremental product dollar, sales dollar is very high in Microsoft, so we think there’s a, as I said, we think we can grow 7 X, 7 million to 50 million users just within Microsoft, and then any other growth in Google or Salesforce or other ecosystems would be on top of that.

David

O.K. Well Jeff, I just want to thank you for taking some time out of your day to speak with us and speaking with the viewers on my channel. I know that you are probably a busy guy, and it really means a lot to for you to come on the channel.

And I also want to wish you the best of luck in the coming weeks leading up to this merger with AvePoint, and I hope that at one point in the future we can get you back on the channel and you can give us another quick update on how this merger is going and everything like that. So Jeff, thank you so much for coming on today.

Jeff

David, I would love to come back. I’m really impressed by the research you’ve done before this call. You obviously know a lot about the company already, and so we love to talk to people who have done their homework, and I’d just like to urge anyone on the call who is a shareholder, even if you only have 100 shares, or a thousand shares, or however many shares you own: vote your shares. Your vote counts.

David

Absolutely. Well, you heard it there first, guys. Jeff said vote. So make sure you guys vote if you are currently a shareholder in APXT stock. And if you did enjoy this video, you learned a little bit more about Apex Technologies Acquisition Corporation and AvePoint, make sure to give this video a thumbs up. And then also, if you’re new to this channel, this is your first time watching one of my videos, make sure that subscribe button down below, and I would love to have you a part of the channel.

So that’s all I have for you in this video today, and I look forward to seeing you in the next one. Take it easy.

***

Forward-Looking Statements

This transcript contains certain forward-looking statements within the meaning of the federal securities laws including statements regarding the expected outcome of the Special Meeting to approve the Business Combination between AvePoint, Inc. (“AvePoint”) and Apex Technology Acquisition Corporation (“Apex”), the anticipated consummation date of the Business Combination, the expected listing of the combined company’s stock on the Nasdaq Stock Market LLC, and the future performance and market opportunities of the combined company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this transcript, including but not limited to: changes in the competitive and regulated industries in which AvePoint operates, variations in operating performance across competitors, changes in laws and regulations affecting AvePoint’s business and changes in AvePoint’s ability to implement business plans, forecasts, and to identify and realize additional opportunities, and the risk of downturns in the market and the technology industry. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the definitive proxy statement filed by Apex on June 2, 2021, and other documents filed by Apex from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and AvePoint and Apex assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither AvePoint nor Apex gives any assurance that either AvePoint or Apex, or the combined company, will achieve its expectations.

Important Information for Investors and Stockholders

This transcript relates to a proposed transaction between AvePoint and Apex. In connection with the proposed transaction, Apex has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) (File No. 333-252712), which also includes a document that serves as a prospectus and proxy statement of Apex, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Apex shareholders. Apex will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Apex are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Apex through the website maintained by the SEC at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Apex and its directors and officers may be deemed participants in the solicitation of proxies of Apex’s stockholders in connection with the proposed transaction. Apex’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Apex in its Annual Report on Form 10-K for the year ended December 31, 2020, which has been filed with the SEC. Additional information is available in the definitive proxy statement/prospectus.